Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

	Year Ended December 31,
	2009	2010	2011	2012	2013
Earnings:
Income (loss) from continuing operations before provision (benefit) for income taxes	$(107)	$(63)	$164	$88	$605
Add:
Fixed charges, net of capitalized interest	288	279	271	504	521
Total earnings available for fixed charges	181	216	435	592	1,126
Fixed charges (1):
Interest expense, net	226	255	228	512	475
Add back interest income, which is netted in interest expense	1	1	1	2	1
Add back refinance charges/gains (losses) on bond repurchases/retirement of subordinated convertible debentures, included in interest expense	20	(28)	(5)	(72)	(3)
Interest expense—subordinated convertible debentures, net	(4)	8	7	4	3
Capitalized interest	1	—	—	—	—
Interest component of rent expense	45	43	40	58	45
Fixed charges	$289	$279	$271	$504	$521
Ratio of earnings to fixed charges	— (2)	— (2)	1.6x	1.2x	2.2x

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(1)
Fixed charges consist of interest expense, which includes amortization of deferred finance charges, interest expense-subordinated debentures, capitalized interest and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

(2)
Due to our losses for the years ended December 31, 2010 and 2009, the ratio coverage was less than 1:1 for these years. We would have had to have generated additional earnings of $63 and $108 for the years ended December 31, 2010 and 2009, respectively, to have achieved coverage ratios of 1:1.